UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCOTTISH POWER PLC

(Name of Subject Company (Issuer))

SCOTTISH POWER PLC

(Names of Filing Persons (Offeror))

Ordinary Shares of 50 pence each

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

American Depositary Shares (81013T705)

(CUSIP Number of Class of Securities)

James Stanley

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland

Tel. No.: 011-44-141-248-8200

(Name, address and telephone number of

person authorized to receive notices and

communications on behalf of filing persons)

With Copies to

Sarah Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS England Tel: 011-44-207-936-4000	James H. Ball, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: 212-530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

(1)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☑ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.	EXHIBITS

99.1	Press release announcing that Scottish Power plc is posting a circular to shareholders and convening an extraordinary general meeting in relation to its proposal to return £2.25 billion of cash to shareholders